NEW GOLD REPORTS STRONG THIRD QUARTER OPERATIONAL RESULTS
Provides Notice of Release of Third Quarter Financial Results

(All amounts are in U.S. dollars unless otherwise indicated)

October 5, 2023 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports third quarter operational results for the Company as of September 30, 2023. The Company is also providing notice that it will release its third quarter 2023 financial results after market close on Wednesday, October 25, 2023. The Company will host its third quarter 2023 earnings conference call and webcast on Thursday, October 26, 2023 at 8:30 am Eastern Time.

"We had a strong third quarter, with both operations continuing to achieve consistent quarterly production. Operationally, we delivered solid production results of 111,204 gold equivalent ounces, a 22% increase over the prior year period. We remain on track to meet our annual production guidance," stated Patrick Godin, President and CEO. *"Rainy River delivered on plan with a continued focus on operational discipline, cost control, and cost saving initiatives. New Afton delivered above plan as mining from B3 continues to perform above expectations".*

"The Company also continued to advance on our development plans at both assets during the quarter and deliver important milestones. Rainy River continued to advance the connection ramp to the underground Main Zone from Intrepid. At New Afton, we successfully blasted the first draw bell from C-Zone, an important milestone in delivering significant production growth in the coming years. With C-Zone transitioning to the production ramp-up phase, I look forward to providing updates on the ramp-up over the coming quarters," added Mr. Godin.

Operational Highlights

Consolidated	Q3 2023	Q3 2022	9M 2023	9M 2022
Gold eq. production (ounces)[1]	111,204	91,021	318,435	249,230
Gold eq. sold (ounces)[1]	107,562	92,634	311,677	247,678
Gold production (ounces)	82,986	70,147	241,991	190,679
Gold sold (ounces)	79,821	68,816	241,247	190,641
Copper production (Mlbs)	13.2	8.5	35.5	24.1
Copper sold (Mlbs)	13.0	9.9	32.5	23.5

Rainy River Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
Gold eq. production (ounces)[1]	66,374	60,319	195,389	163,973
Gold eq. sold (ounces)[1]	63,790	56,932	198,247	165,396
Gold production (ounces)	64,970	58,719	191,053	160,069
Gold sold (ounces)	62,426	55,421	193,846	161,573

New Afton Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
Gold eq. production (ounces)[1]	44,830	30,701	123,046	85,257
Gold eq. sold (ounces)[1]	43,772	35,702	113,430	82,282
Gold production (ounces)	18,016	11,427	50,937	30,610
Gold sold (ounces)	17,395	13,395	47,401	29,068
Copper production (Mlbs)	13.2	8.5	35.5	24.1
Copper sold (Mlbs)	13.0	9.9	32.5	23.5

Operating Key Performance Indicators

Rainy River Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
Open Pit Only				
Tonnes mined per day (ore and waste)	**121,011**	112,055	**123,336**	113,597
Ore tonnes mined per day	**36,177**	24,701	**35,567**	19,022
Operating waste tonnes per day	**44,393**	44,469	**55,458**	33,110
Capitalized waste tonnes per day	**40,442**	42,885	**32,311**	61,465
Total waste tonnes per day	**84,835**	87,354	**87,769**	94,575
Strip ratio (waste:ore)	**2.35**	3.54	**2.47**	4.97
Open Pit and Underground				
Tonnes milled per calendar day	**25,308**	24,439	**23,664**	24,020
Gold grade milled (g/t)	**0.97**	0.89	**1.01**	0.83
Gold recovery (%)	**90**	91	**91**	91
Gold eq. production (ounces)[1]	**66,374**	60,319	**195,389**	163,973
Gold production (ounces)	**64,970**	58,719	**191,053**	160,069

New Afton Mine	Q3 2023	Q3 2022	9M 2023	9M 2022
New Afton Mine Only				
Tonnes mined per day (ore and waste)	**9,790**	6,523	**9,716**	6,674
Tonnes milled per calendar day	**8,651**	7,764[2]	**8,326**	9,836[2]
Gold grade milled (g/t)	**0.72**	0.59[2]	**0.69**	0.43[2]
Gold recovery (%)	**90**	85[2]	**89**	83[2]
Copper grade milled (%)	**0.80**	0.64	**0.77**	0.50
Copper recovery (%)	**91**	85	**91**	81
Gold eq. production (ounces)[1]	**44,069**	30,158	**118,803**	83,077
Gold production (ounces)	**17,255**	10,884	**46,694**	28,430
Copper production (Mlbs)	**13.2**	8.5	**35.5**	24.1
Ore Purchase Agreements				
Gold Production (ounces)	**761**	543	**4,243**	2,180
New Afton Mine Total				
Gold eq. production (ounces)[1]	**44,830**	30,701	**123,046**	85,257
Gold production (ounces)	**18,016**	11,427	**50,937**	30,610
Copper production (Mlbs)	**13.2**	8.5	**35.5**	24.1

Third Quarter 2023 Conference Call and Webcast

The Company will release its third quarter 2023 financial results after market close on Wednesday, October 25, 2023. A conference call and webcast will be hosted on Thursday, October 26, 2023 at 8:30 am Eastern Time.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/PowdYQg251V
- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 21119260
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3P5WEdr to receive an instant automated call back
- A recorded playback of the conference call will be available until November 26, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 119260. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2023 includes production of 111,694 ounces of silver (108,530 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q3 2023 includes 13.2 million pounds of copper produced (13.0 million pounds sold) and 33,758 ounces of silver produced (31,061 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.

2. Key performance indicator data is inclusive of gold ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 4% of total gold ounces produced at New Afton during the quarter, using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated timing with respect to the release of its third quarter 2023 financial results and the associated conference call and webcast; projections regarding B3 continuing to perform above expectations; expectations about C-Zone delivering significant production in the coming years; the Company's intention to provide C-Zone ramp-up updates over the coming quarters; and expectations about successfully meeting annual production guidance metrics.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) the results of the life of mine plans for the New Afton Mine being realized; and (10) there being no material disruption to the Company's supply chains and workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations..

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer for the Company. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.